To the Board of Trustees of
The Monitor Funds
	and the
Securities and Exchange Commission:


We have examined management's assertion about The
Monitor Funds (the Funds) compliance with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (the Act) as of May 29, 1998 and for the period from December 31, 1997 through May 29, 1998, included in the accompanying Management Statement Regarding
Compliance With Certain Provisions of the Investment
Company Act of 1940. Management is responsible for the Funds' compliance with those requirements.
Our responsibility is to express an opinion on management's assertion about the Funds' compliance based on our examination.

Our examination was made in accordance with standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Funds'
 compliance with those requirements and performing such other procedures as we considered necessary the circumstances. Included among our procedures were the following tests performed as of May 29, 1998 and for the period from December 31, 1997 (the date of our last examination) through May 29, 1998, with respect to securities transactions, without prior notice to management:
1. Confirmation of all securities held as of May 29, 1998 by institutions in book entry form by the Federal Reserve
 Bank, Bank of New York and Depository Trust
 Corporation;
2. Verification of all securities purchased/sold but not received/delivered and securities in transit as of May 29, 1998 via examination of underlying trade ticket or broker confirmation;
3. Reconciliation of all such securities to the books and records of the Funds and the Huntington Trust
 Company, N.A.;
 Confirmation of all repurchase agreements as of May 29, 1998 with brokers/banks and agreement of underlying collateral with the Huntington Trust
  Company, N.A. records.; and
4. Agreement of 5 selected security purchases and 5 selected security sales since our last report date from the books and records of the Funds to broker confirmations during the period from December 31, 1997 through May 29,1998.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds' compliance with specified requirements.


In our opinion, management's assertion that the Funds were in compliance with the above mentioned provisions of Rule 17f-2 of the Investment Company
Act of 1940 as of May 29, 1998 and for the period from December 31, 1997 through May 29, 1998 is fairly stated, in all material respects.

This report is intended solely for the information and use of management of the Funds and the Securities and Exchange Commission and should not be used for any other purpose.







Columbus, Ohio
July 21, 1998
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